FEB 27 2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe	CA	92067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Ruh 858-756-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14046552

3/9/14 KW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, John M. Eggemeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Castle Creek Financial LLC

President

Signature

Notary Public

JENNIFER LIAN
COMM #1892291
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. JUNE 19, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California
SEC File Number - 8-48686

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California
SEC File Number - 8-48686

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Filed Pursuant to
Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5(e) Thereunder

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Members of
Castle Creek Financial LLC
Rancho Santa Fe, California

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Castle Creek Financial LLC, (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 18, 2014

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 126,187
Prepaid expenses and other assets	16,256
Total assets	$ 142,443
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	$ 704
Members' equity	141,739
Total liabilities and members' equity	$ 142,443

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the Financial Industry Regulatory Authority to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally unincorporated associations of two or more persons, their members have limited personal liability for the obligations or debts of the entity, and they are classified as a company for federal income tax purposes. In accordance with the operating agreement of the Company, the terms of the Company shall be 99 years unless the Company is dissolved earlier in accordance with the provisions of the operating agreement or the Delaware Limited Liability Company Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes: A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Management has concluded that they are unaware of any tax benefits or liabilities to be recognized at December 31, 2013 and does not expect any material change to this conclusion within the next twelve months.

No income tax accrual for interest and/or penalties related to tax matters has been recorded in the Company's financial statements because the liability is that of the individual members and not the Company. The Company's federal and state income tax returns for tax years prior to 2009 are no longer subject to examination under respective statutes of limitations.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 3 - NET CAPITAL

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the Rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2013, the Company had excess "net capital" of approximately $120,000, which is the capital in addition to its minimum required capital of $5,000.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2013.